

April 7, 2011

Via Facsimile and U.S. Mail
Mr. David A. Lorber
Frontfour Master Fund, Ltd.
Two Stamford Landing
68 Southfield Ave., Suite 290
Stamford, Connecticut 06902

Re: **Fisher Communications, Inc.**
             Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
             Filed April 6, 2011 by FrontFour Master Fund, Ltd., et al.
             File No. 0-22439

Dear Mr. Lorber:

We have conducted a limited review of the amended filing listed above and have the following comments.

PRRN 14A

1. Unless subject to a confidential treatment request, all materials provided to the staff, inclusive of supporting documentation, should be submitted as correspondence on EDGAR. Please ensure documentation accompanying all response letters to date have been submitted.

2. We note your response to prior comment 1 and reissue the comment. You have four nominees who are not designated to serve in any particular class (i.e., for a particular term). Once votes are tabulated, the arrangement makes it possible for your candidate to be assigned to Class I or Class III.   It would appear that shareholders who vote for a nominee should also be permitted to vote on the separate matter of the class and, therefore, the term of the director nominee. Since it appears that you are seeking shareholder approval for (i) nominees to the Board and (ii) the authority to assign candidates to a particular class after giving effect to cumulative vote tallies, please disaggregate the two matters and revise your proxy statement and proxy card accordingly or advise. Refer to Rule 14a-4(a)(3).

3. Please revise to designate in the proxy statement and on the proxy card whether a particular nominee is a Class I or Class III candidate if the candidate is amongst the top four candidates elected or advise us of why such designation is unnecessary.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

-   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Andrew Freedman, Esq.
                        Olshan Grundman Frome Rosenzweig & Wolosky LLP